WOODSIDE
AUSTRALIAN ENERGY

02 JUL 29 AM 10:25

11 July 2002

[redacted]

02042917

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to NWS Venture selling LNG spot cargo, lodged with the Australian Stock Exchange on 8July 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 7/30

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 8 July 2002
3.00PM (WST):

NWS VENTURE SELLS LNG SPOT CARGO

The North West Shelf LNG Sellers have signed sales and purchase agreements with BP Gas Marketing for the supply of 125,000 m3 of LNG.

The LNG cargo will be loaded on 9 July 2002 from the North West Shelf's LNG loading facilities in Whitnell Bay, Western Australia.

BP will deliver the cargo to a LNG receiving terminal in Spain.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Texaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638